Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance, Inc. and Snyder’s of Hanover, Inc., both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”) on August 13, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the Form S-4 that has been filed by Lance on August 13, 2010. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that is the subject of a registration statement, which includes a preliminary joint proxy statement/prospectus that has been filed by Lance with the SEC on August 13, 2010. This document is not a substitute for the preliminary joint proxy statement/prospectus that Lance has filed with the SEC or any other document (including the definitive joint proxy statement/prospectus) that will be filed with the SEC or sent to Lance or Snyder’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR SENT TO STOCKHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s are contained in the preliminary joint proxy statement/prospectus filed by Lance with the SEC on August 13, 2010. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

Announcement of US Federal Trade Commission Clearance: Frequently Asked Questions
What does an “early termination” mean, and why is it significant?
“Early Termination” simply means that the FTC has concluded their review sooner than was originally scheduled. There are no special requirements or stipulations associated with this. The proposed merger was fully approved by the FTC.
Due to the FTC Clearance, what’s changing for Snyder’s of Hanover and Lance right now?
Nothing changes for Snyder’s or Lance at this time. FTC clearance is just one part of an overall process to complete the merger, and until the merger completes both Snyder’s and Lance remain independent companies. We will continue to conduct our businesses as normal.
Now that Snyder’s of Hanover and Lance have received FTC clearance, what are the next steps in the merger process?
The merger proxy, registration statement and other details are still being reviewed by the Securities and Exchange Commission (SEC). The transaction also remains subject to shareholder vote and approval for both companies. Nevertheless, these reviews and approvals are normal for a transaction of this type and the merger is still expected to be completed in the 4th quarter of this year.
Will the early termination affect when the merger will be completed?
No. The merger is still expected to be completed in the 4th quarter of this year.
Now that the companies have received clearance from the FTC, what can I begin to do in preparation for the merger?
While we all remain excited about the proposed merger, there are a lot of decisions and actions that cannot be taken without the appropriate regulatory and shareholder approval. Until we have such approvals, please continue to focus on business as usual and demonstrate the integrity and performance that you have all exhibited to date.
Where can I get the latest merger information?
We will communicate with you directly as new information becomes available regarding the merger. In the meantime, if you have any questions, we encourage you to speak to your supervisor.
If I am approached by the media, what should I say?
It is important to keep in mind that Snyder’s of Hanover, Inc. has a strict media policy stating that only the approved Snyder’s spokesperson(s) may speak with reporters, editors or other members of the media that are involved with researching, producing or writing stories on the proposed merger. Do NOT answer questions or make statements if you are approached by the media in any way.
My family, friends and coworkers have been asking me about the merger. What can I say to them?
It is important to make sure these individuals know the proposed merger is not final, and must still undergo regulatory and shareholder approval. Until then, Snyder’s of Hanover, Inc. and Lance, Inc. are continuing to operate as two separate companies. You can thank them for their continued support of and interest in our company.